                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (AMENDMENT NO. 3)*

                            COLORADO MEDTECH, INC.
                            ----------------------
                               (Name of Issuer)

                          Common Stock, No Par Value
                          --------------------------
                         Title of Class of Securities

                                 19652U 10  4
                                 ------------
                                (CUSIP Number)

    Jill L. Force, Senior Vice President and General Counsel, Vencor, Inc.,
   3300 Providian Center, 400 West Market Street, Louisville, Kentucky 40202
                                (502) 596-7300
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 May 27, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19652U  10  4              SCHEDULE 13D             Page 2 of 13 Pages

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS                Vencor, Inc.
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    61-1055020

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

    Not applicable
                (a)
                   -----
                (b) X
                   -----
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC

--------------------------------------------------------------------------------
5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e)

    Not applicable.

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY                    (7) SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON                          3,560,000*
WITH
                                                 (8) SHARED VOTING POWER
*Includes 60,000 shares which may be                    -0-
acquired pursuant to warrants exercisable
at May 27, 1997 or within 60 days thereafter.    (9) SOLE DISPOSITIVE POWER
                                                        3,560,000*

                                                 (10) SHARED DISPOSITIVE POWER
                                                        -0-

--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON         3,560,000

--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See instructions)
    Not applicable

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      38.9%

--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON (See instructions)

      CO

CUSIP No. 19652U  10  4               SCHEDULE 13D            Page 3 of 13 Pages

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS                Vencor Investments, Inc.
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    61-1237018

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See   Instructions)

    Not applicable
                (a)
                   ----

                (b) X
                   ----
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC

--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

    Not applicable.

--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY                    (7) SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON                           3,500,000
WITH
                                                 (8) SHARED VOTING POWER
                                                         -0-

                                                 (9) SOLE DISPOSITIVE POWER
                                                         3,500,000

                                                 (10) SHARED DISPOSITIVE POWER
                                                          -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON         3,500,000

--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (See instructions)
    Not applicable

--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       38.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (See instructions)

       CO

CUSIP No. 19652U  10  4                                       Page 4 of 13 Pages
                                AMENDMENT NO. 3
                                      TO
                                 SCHEDULE 13D
                                OF VENCOR, INC.

    This Amendment No. 3 amends and supplements the Statement on Schedule 13D, dated December 3, 1993, Amendment No. 1 to Schedule 13D, dated May 13, 1994, and Amendment No. 2 to Schedule 13D, dated July 11, 1994, filed by Vencor, Inc. ("Vencor") with respect to the common stock, no par value, of Colorado MEDtech, Inc. Such Schedule 13D is hereby amended to add or replace information as specified below to the items indicated.

ITEM 1.  SECURITY AND ISSUER.
         --------------------

    This Schedule 13D relates to shares of common stock, no par value per share (the "Common Stock"), of Colorado MEDtech, Inc. ("Issuer"). The principal executive offices of the Issuer are located at 6175 Longbow Drive, Boulder, Colorado 80301.

ITEM 2.  IDENTITY AND BACKGROUND.
         ------------------------

    (a) This Amendment No. 3 to Schedule 13D is being filed by Vencor, Inc., a Delaware corporation ("Vencor") and Vencor Investments, Inc., a Delaware corporation ("VII") (collectively, the "Reporting Persons"). VII is a wholly owned subsidiary of Vencor.

    (b) The address of the principal business and the principal office of each of Vencor and VII is 3300 Providian Center, 400 West Market Street, Louisville, Kentucky 40202. Vencor's principal business is the operation of long-term hospitals, nursing homes and other healthcare related services. VII's principal business is investments in healthcare related businesses.

    (c) The name, business address, principal occupation or employment of each director and executive officer of Vencor is set forth in the table below.


                                    OFFICE AND
        NAME                   PRINCIPAL OCCUPATION         BUSINESS ADDRESS
        ----                   --------------------         ----------------

W. Bruce Lunsford            Chairman of the Board,     3300 Providian Center
                             President and Chief        400 West Market Street
                             Executive Officer of       Louisville, KY  40202
                             Vencor

W. Earl Reed, III            Director, Chief            3300 Providian Center
                             Financial Officer, and     400 West Market Street
                             Executive Vice President   Louisville, KY  40202
                             of Vencor

CUSIP No. 19652U  10  4                                       Page 5 of 13 Pages

Michael R. Barr              Director, Chief            3300 Providian Center
                             Operating Officer, and     400 West Market Street
                             Executive Vice President   Louisville, KY  40202
                             of Vencor



Thomas T. Ladt               Executive Vice President   3300 Providian Center
                             of Operations of Vencor    400 West Market Street
                                                        Louisville, KY  40202


Jill L. Force                Senior Vice President      3300 Providian Center
                             and General Counsel of     400 West Market Street
                             Vencor                     Louisville, KY  40202



James H. Gillenwater, Jr.    Senior Vice President of   3300 Providian Center
                             Planning and Development   400 West Market Street
                             of Vencor                  Louisville, KY  40202


Richard A. Lechleiter        Vice President of          3300 Providian Center
                             Finance and Corporate      400 West Market Street
                             Controller of Vencor       Louisville, KY  40202



Walter F. Beran              Chairman of Pacific        515 South Flower Street
                             Alliance Group, a merger   Los Angeles, CA  90071
                             and acquisition services
                             firm; Director of Vencor



Ulysses L. Bridgeman, Jr.    President of Bridgeman     12910 Shelbyville Road
                             Foods, Inc., a franchisee  Suite 104
                             of Wendy's Old Fashioned   Louisville, KY  40243
                             Hamburger Restaurants;
                             Director of Vencor



Elaine L. Chao               Distinguished Fellow of    214 Massachusetts Ave.,
                             The Heritage Foundation;   NE
                             Director of Vencor         Washington, DC
                                                        20002-4999

Donna R. Ecton               Chief Operating Officer    10000 North 31st Avenue
                             of PETsMART, Inc., a pet   Suite C100
                             supplies retailer;         Phoenix, AZ  85051
                             Director of Vencor



Greg D. Hudson               President of Hudson        Highway 41A North
                             Chevrolet-                 Providence, KY  42450
                             Oldsmobile, Inc.;
                             Director of Vencor

CUSIP No. 19652U  10  4                                       Page 6 of 13 Pages

William H. Lomicka           President of Mayfair       2510 Providian Center
                             Capital, Inc., a private   400 West Market Street
                             investment firm;           Louisville, KY  40202
                             Director of Vencor



R. Gene Smith                Chairman of the Board of   3600 National City Tower
                             Taco Tico, Inc., an        101 South Fifth Street
                             operator of Mexican        Louisville, KY  40202
                             fast-food restaurants;
                             President of New Jersey
                             Blockbuster, Ltd.,
                             holder of Blockbuster
                             Video franchises from
                             1987 through 1995;
                             Managing General Partner
                             of Direct Programming
                             Services, a provider of
                             direct broadcast
                             satellite television
                             services since 1993;
                             Director and Vice
                             Chairman of Vencor



   The name, business address, principal occupation or employment of each director and executive officer of VII is set forth in the table below.


                                     OFFICE AND
       NAME                     PRINCIPAL OCCUPATION         BUSINESS ADDRESS
       ----                     ---------------------        ----------------

Michael R. Barr              Director, Chief Operating    3300 Providian Center
                             Officer, and Executive       400 West Market Street
                             Vice President of VII. Mr.   Louisville, KY  40202
                             Barr's principal
                             occupation is Chief
                             Operating Officer and
                             Executive Vice President
                             of Vencor



Thomas T. Ladt               Executive Vice President     3300 Providian Center
                             of Operations of VII. Mr.    400 West Market Street
                             Ladt's principal             Louisville, KY  40202
                             occupation is Executive
                             Vice President of
                             Operations of Vencor



Jill L. Force                Senior Vice President and    3300 Providian Center
                             General Counsel of VII.      400 West Market Street
                             Ms. Force's principal        Louisville, KY  40202
                             occupation is Senior Vice
                             President and General
                             Counsel of Vencor

CUSIP No. 19652U  10  4                                       Page 7 of 13 Pages


James H. Gillenwater, Jr.    Senior Vice President of     3300 Providian Center
                             Planning and Development     400 West Market Street
                             of VII. Mr. Gillenwater's    Louisville, KY  40202
                             principal occupation is
                             Senior Vice President,
                             Planning and Development
                             of Vencor


Richard A. Lechleiter        Vice President of Finance    3300 Providian Center
                             and Corporate Controller     400 West Market Street
                             of VII. Mr. Lechleiter's     Louisville, KY  40202
                             principal occupation is
                             Vice President of Finance
                             and Corporate Controller
                             of Vencor



W. Bruce Lunsford            Chairman of the Board,       3300 Providian Center
                             President and Chief          400 West Market Street
                             Executive Officer of VII.    Louisville, KY  40202
                             Mr. Lunsford's principal
                             occupation is Chairman of
                             the Board, President and
                             Chief Executive Officer of
                             Vencor



W. Earl Reed, III            Director, Chief Financial    3300 Providian Center
                             Officer and Executive Vice   400 West Market Street
                             President of VII.  Mr.       Louisville, KY  40202
                             Reed's principal
                             occupation is Director,
                             Chief Financial Officer
                             and Executive Vice
                             President of Vencor



    (d) Each of the above listed directors and executive officers of Vencor and VII is a United States citizen.

    (e) Neither Vencor, VII nor any of their respective directors or executive officers have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor are any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 19652U  10  4                                       Page 8 of 13 Pages



ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.
         ---------------------------------------------------

    On May 27, 1997, VII exercised a warrant to purchase 1,000,000 shares of the Common Stock at $1.875 per share and a warrant to purchase 1,000,000 shares of Common Stock for $2.625 per share, (collectively, the "Warrants"). VII used working capital to purchase these 2,000,000 shares of Common Stock for a total consideration of $4,500,000. Prior to the exercise of the Warrants, VII held 1,500,000 shares of Common Stock in its own name. VII is a wholly owned subsidiary of Vencor.

ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

    The Reporting Persons' acquisition of the Common Stock (as described in Item 3 above), is for investment purposes only.

    Except with respect to the representation of Vencor on the Issuer's Board of Directors (as described in Item 6), or the possible exercise by Vencor of the Director Warrants (as discussed in Item 5), the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition or disposition by any person of any securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material changes in the Issuer's business or corporate structure; (g) changes in the Issuer's Articles of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system on a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

    VII may be deemed to be the beneficial owner of 3,500,000 shares of Common Stock owned by it or approximately 38.5% of the shares of Common Stock outstanding (the "VII Shares"). VII has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the VII shares. Vencor, as the sole stockholder of VII, may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, to beneficially own the VII Shares. In addition, Vencor owns

CUSIP No. 19652U 10 4                                         Page 9 of 13 Pages


60,000 shares of Common Stock which may be issued to Vencor pursuant to the "Director Warrants" described below. Vencor would have the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, the 60,000 shares subject to the Director Warrants. The resulting 3,560,000 shares of Common Stock beneficially owned by Vencor represents approximately 38.9% of the Issuer's outstanding Common Stock. Except for the acquisition of 2,000,000 shares of Common Stock through the exercise of the Warrants, the Reporting Persons have not effected any other transactions in the Issuer's Common Stock within the past 60 days.

    Michael R. Barr, Director and Chief Operating Officer of the Reporting Persons, serves as a director of the Issuer. In his capacity as a non-employee director of the Issuer, the Issuer granted Mr. Barr two warrants to acquire an aggregate of 30,000 shares of the Issuer's Common Stock in June 1993 and two warrants to acquire an aggregate of 30,000 shares of Common Stock in June 1995 (collectively, the "Director Warrants"). The Director Warrants are presently exercisable or are exercisable within the next 60 days. Because Mr. Barr serves as Vencor's representative on the Issuer's Board of Directors, any economic benefit derived by Mr. Barr from the ownership of the Director Warrants will belong to Vencor.

    The Reporting Persons, in the aggregate, may be deemed to beneficially own 3,560,000 shares of Common Stock, or approximately 38.9% of the shares of Common Stock outstanding.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
----------------------------

    In connection with the execution of a Product Development Agreement, Vencor and the Issuer executed a Standstill Agreement on June 30, 1994. The executed Standstill Agreement was delivered by the parties on July 11, 1994. Subject to certain exceptions, the Standstill Agreement provides that Vencor will not increase its ownership of Issuer's Common Stock to more than 40% of the outstanding class without the consent of the Issuer. The exercise of the Warrants did not cause Vencor to surpass the 40% threshold. Vencor presently has one representative on the Issuer's Board of Directors. Pursuant to the Standstill Agreement, the Issuer is required to propose the election of an additional representative of Vencor to its Board of Directors. In addition, for so long as Vencor owns 1,500,000 shares of the Issuer's Common Stock, the Issuer is required to propose the election of two Vencor representatives to its Board of Directors, and use its best efforts to cause the election of such representatives, at each regularly scheduled election of directors. Vencor has waived its right to a second board seat for the 1995, 1996 and 1997 fiscal years. Vencor has not waived its rights with respect to future years. Pursuant to the Product Development Agreement, the Issuer has agreed to expend $800,000 to develop products that Vencor deems desirable. Except with respect to the Standstill Agreement, Director Warrants and the Product Development Agreement, there are no contracts, arrangements, understandings or relationships between Vencor and any other person with respect to any securities of the Issuer.

CUSIP No. 19652U  10  4            SCHEDULE 13D              Page 10 of 13 Pages


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------

Exhibit No.                  Description                          Page No.
-----------                  -----------                          --------

Exhibit 1                    Joint Filing Agreement                  13

Exhibit 2                    Standstill Agreement dated June  Previously filed
                             30, 1994 between Vencor, Inc.    with Amendment
                             and Colorado MEDtech, Inc.       No. 2 to Schedule
                                                              13D, dated July
                                                              11, 1994.

Exhibit 3                    Product Development Agreement    Previously filed
                             dated June 30, 1994 between      with Amendment
                             Vencor, Inc. and Colorado        No. 2 to Schedule
                             MEDtech, Inc.                    13D, dated July
                                                              11, 1994.

CUSIP No. 19652U  10  4              SCHEDULE 13D           Page 11 of 13 Pages


                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 2, 1997
                              VENCOR, INC.


                              By: /s/ W. Bruce Lunsford
                                  -------------------------------------
                              W. Bruce Lunsford, Chairman of the Board,
                                 President and Chief Executive Officer



                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 2, 1997

                              VENCOR INVESTMENTS, INC.


                              By: /s/ W. Bruce Lunsford
                                  -------------------------------------
                              W. Bruce Lunsford, Chairman of the Board,
                                 President and Chief Executive Officer

CUSIP No. 19652U  10  4       SCHEDULE 13D                   Page 12 of 13 Pages


                                 EXHIBIT INDEX


Exhibit No.                   Description                          Page No.
-----------                   -----------                          --------

Exhibit 1                     Joint Filing Agreement                  13

Exhibit 2                     Standstill Agreement dated June  Previously filed
                              30, 1994 between Vencor, Inc.    with Amendment
                              and Colorado MEDtech, Inc.       No. 2 to Schedule
                                                               13D, dated July
                                                               11, 1994.

Exhibit 3                     Product Development Agreement    Previously filed
                              dated June 30, 1994 between      with Amendment
                              Vencor, Inc. and Colorado        No. 2 to Schedule
                              MEDtech, Inc.                    13D, dated July
                                                               11, 1994.

CUSIP No. 19652U 10 4              SCHEDULE 13D             Page 13 of 13 Pages



                             JOINT FILING AGREEMENT
                             ----------------------


        In accordance with Rule 13d-1(f), under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D (including the amendments thereto) with respect to the common stock, no par value per share of Colorado MEDtech, Inc., a Colorado corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(f)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the parties hereto execute this Joint Filing Agreement as of the 27th day of May, 1997.


                                   VENCOR, INC.



                                   /s/ W. Bruce Lunsford
                                  -----------------------------------
                                  W. Bruce Lunsford, Chairman of the Board,
                                    President and Chief Executive Officer





                                   VENCOR INVESTMENTS, INC.


                                   /s/ W. Bruce Lunsford
                                  -------------------------------------
                                  W. Bruce Lunsford, Chairman of the Board,
                                    President and Chief Executive Officer